Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

28th November 2005

Office of International Corporate Fin
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Additional Listing
Released	09:31 28-Nov-05
Number	7433U

The Morgan Crucible Company plc

Application has been made to the UK Listing Authority and the London Stock Exchange for block listings totalling 554,217 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Blocklisting consists of 554,217 shares to be issued under the Company's Sharesave Scheme.

END

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ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	14:14 25-Nov-05
Number	7071U

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Standard Life Investments on behalf of Standard Life Group

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of shareholder named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
Vidacos Nominees 34,885,784 shares.

5) Number of shares/amount of stock acquired:
186,014 shares

6) Percentage of issued class:
0.064

7) Number of shares/amount of stock disposed:
N/A

8) Percentage of issued class:
N/A

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
24/11/05

11) Date company informed:
Faxed letter dated 25/11/05 received 25/11/05

12) Total holding following this notification:
34,885,784 shares

13) Total percentage holding of issued class following this notification:
12.011%

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
25th November 2005

END

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Additional Listing
Released	09:36 25-Nov-05
Number	6762U

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc

Application has been made to the UK Listing Authority and the London Stock Exchange for block listings totalling 800,000 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Blocklisting consists of 800,000 shares to be issued under the Company's Sharesave Scheme.

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Additional Listing
Released	09:14 24-Nov-05
Number	6086U

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc

Application has been made to the UK Listing Authority and the London Stock Exchange for block listings totalling 800,000 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Blocklisting consists of 800,000 shares to be issued under the Company's Sharesave Scheme.

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Additional Listing
Released	09:58 23-Nov-05
Number	5424U

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc

Application has been made to the UK Listing Authority and the London Stock Exchange for block listings totalling 816,919 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Blocklisting consists of 300,000 shares to be issued under the Company's Sharesave Scheme and 516,919 shares to be issued under the Company's German Sharesave Scheme.

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Additional Listing
Released	14:47 21-Nov-05
Number	4384U

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc

Application has been made to the UK Listing Authority and the London Stock Exchange for block listings totalling 800,000 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Blocklisting consists of 800,000 shares to be issued under the Company's Sharesave Scheme.

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Additional Listing
Released	10:23 18-Nov-05
Number	3427U

ISSUER The Morgan Crucible Company plc	**FILE NO.** 82-3387

The Morgan Crucible Company plc

Application has been made to the UK Listing Authority and the London Stock Exchange for block listings totalling 800,000 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Blocklisting consists of 800,000 shares to be issued under the Company's Sharesave Scheme.

END

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Regulatory Announcement

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Additional Listing
Released	09:00 17-Nov-05
Number	2364U

The Morgan Crucible Company plc

Application has been made to the UK Listing Authority and the London Stock Exchange for block listings totalling 800,000 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Blocklisting consists of 800,000 shares to be issued under the Company's Sharesave Scheme.

END

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